UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GoHealth, Inc.
Full Name of Registrant

Former Name if Applicable
222 W Merchandise Mart Plaza, Suite 1750
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60654
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
GoHealth, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is engaged in ongoing discussions with its lenders and other stakeholders regarding strategic alternatives to address the Company’s capital structure and liquidity position. Such alternatives may involve a change of control or other restructuring of the Company. In light of the uncertainty related to such discussions, additional time was required for the Company to compile and analyze certain information and documentation and to finalize certain disclosures required to be included in the Form 10-Q.

Management will disclose in the Form 10-Q that there is substantial doubt about the Company’s ability to continue as a going concern. The Company is filing the Form 10-Q substantially concurrently with this Form 12b-25 on May 18, 2026.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brendan Shanahan	312	386-8200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  YES    ☐  NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  YES    ☐  NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As will be reported in the Form 10-Q, the Company’s revenues for the three months ended March 31, 2026 have declined as compared to the same period in 2025.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Form 12b-25 may be forward-looking statements. Statements regarding the Company’s ongoing discussions with its lenders and other stakeholders regarding strategic alternatives, a potential change of control or other restructuring of the Company, the Company’s ability to satisfy its obligations as they become due, the Company’s liquidity position, and the existence of substantial doubt about the Company’s ability to continue as a going concern are forward-looking statements. The Company cautions that any forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.

These forward-looking statements involve risks and uncertainties, both known and unknown, that may cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Form 12b-25 include, but are not limited to: the Company’s ability to continue as a going concern; the outcome of the Company’s discussions with its lenders and other stakeholders, including a change of control or restructuring of the Company; the timing, terms and conditions of any strategic alternative; the possibility that any such strategic alternative may be delayed, modified, abandoned or not consummated; the Company’s ability to satisfy its obligations as they become due; the Company’s liquidity position and access to additional capital; the Company’s ability to obtain any required approvals, consents or other relief from lenders, other stakeholders, courts, regulators or other third parties in connection with any such strategic alternative; the effects of ongoing discussions, liquidity constraints and any potential transaction or arrangement on the Company’s business, financial condition, results of operations, liquidity, capital structure, customers, vendors, suppliers, employees and other stakeholders; the potential diversion of management’s attention and increased professional, administrative or other costs associated with evaluating or pursuing strategic alternatives; the potential impact of any such transaction or arrangement on the interests of existing security holders, including dilution, impairment or loss of value; risks related to the Company’s indebtedness; the Company’s ability to retain senior management and other key personnel; the factors described in the sections titled “Summary Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and the other factors described in the Company’s filings with the SEC. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

GoHealth, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 18, 2026

By: /s/ Brendan Shanahan
Name: Brendan Shanahan
Title: Chief Financial Officer

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